FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 31, 2001


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                         Form 40-F
                         ---                                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                     No  X
                        ---                                    ---

                               INDEX TO EXHIBITS

Item
----
1. AerCo Limited December 15, 2000 Quarterly Cash Report, Analysis of Financial and Results of Operations and Particulars of AerCo's portfolio.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 31, 2001

                                         AERCO LIMITED


                                         By: /s/ Frederick W. Bradley Jr.
                                            -----------------------------------
                                            Name:  Frederick W. Bradley Jr.
                                            Title: Attorney-in-Fact



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